FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Atacand divestment to Cheplapharm in more than 70 countries completed

4 January 2021 07:00 GMT

Atacand divestment to Cheplapharm in more than 70 countries completed

AstraZeneca has completed the divestment of commercial rights to Atacand (candesartan cilexetil) and Atacand Plus (a fixed-dose combination of candesartan cilexetil and hydrochlorothiazide) in over 70 countries to Cheplapharm Arzneimittel GmbH (Cheplapharm).

Financial considerations
Under the terms of the agreement AstraZeneca received a payment of $250m from Cheplapharm. AstraZeneca will receive further non-contingent payments equal to $150m during the first half of 2021. The present value of all payments, totalling $400m, will be reported in AstraZeneca's financial statements within Other Operating Income in the fourth quarter of 2020.

Pursuant to London Stock Exchange listing rule 10.4.1R (notification of class 2 transactions), in 2019 Atacand and Atacand Plus generated product sales of $148m and profit before tax of $89m in the countries covered by the agreement. The gross book value of assets subject to the divestment at 31 December 2019 was $nil. The consideration was and will be paid in cash, and the proceeds used for general corporate purposes.

Atacand
Atacand (candesartan cilexetil) is a selective AT1 subtype angiotensin II receptor antagonist that is indicated for the management of hypertension in adults and children/adolescents, as well as heart failure in adults. Atacand Plus is indicated for the management of hypertension when candesartan or hydrochlorothiazide monotherapy is not sufficiently effective. Atacand was developed in collaboration with Takeda Pharmaceutical Company Limited. Each company held the exclusive rights to the medicine in certain countries; in other countries, Atacand was co-marketed.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 04 January 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary